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June 1, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Rutland Square Trust II (the "Trust")

Strategic Advisers Core Income Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International Fund
Strategic Advisers International II Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers Value Fund (the "Funds")

File Nos. 333-139427 and 811-21991

Post-Effective Amendment No. 8

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 8 to the Trust's Registration Statement on Form N-1A (the "Amendment"). In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"). FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson